TELEMYND, INC.

26522 La Alameda, Suite 290

Mission Viejo, CA 92691

November 15, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Telemynd, Inc. (File No. 333-232767)
Request to Withdraw Registration Statement on Form S-1

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), Shumate Industries, Inc. (the “Registrant”) hereby respectfully requests withdrawal of its registration statement on Form S-1 (File No. 333-2332767), initially filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2019, as amended by Amendment No. 1 to S-1 filed on September 9, 2019, Amendment No. 2 to S-1 filed on September 17, 2019 and Amendment No. 3 to S-1 filed on October 3, 2019 (as amended, the “Registration Statement”), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement was filed in connection with the proposed initial public offering by Telemynd, Inc. of its common stock, which Telemynd, Inc. has determined not to pursue at this time. Telemynd, Inc. confirms that it has not sold any securities pursuant to the Registration Statement.

The Registrant respectfully requests that the Commission grant this request to withdraw the Registration Statement and issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon the Registrant, with the Commission consenting thereto.

Please contact Greg Carney of, Dentons US LLP, counsel to the Registrant, at (213) 243-6105 if you have any questions with respect to this request.

Very truly yours,

Telemynd, Inc.

By:	/s/ Patrick Herguth
Patrick Herguth
Chief Executive Officer